UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, N.J. 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan

For Bargaining Hourly Employees:

We have audited the accompanying statement of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008 and (2) delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 26, 2009

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$—	$1,189
Mutual funds	1,262,475	1,056,719
Common/collective trusts	843,978	664,560
Avis Budget Group, Inc. common stock	5,946	1,459
Other common stock	—	2,056
Loans to participants	127,616	78,850

Total investments	2,240,015	1,804,833

Receivables:
Participant contributions	9,401	18,574
Employer contributions	2,433	5,612
Interest and dividends	177	146

Total receivables	12,011	24,332

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,252,026	1,829,165

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	128,753	5,715

NET ASSETS AVAILABLE FOR BENEFITS	$2,380,779	$1,834,880

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Net investment loss:
Interest	$37,932
Dividends	57,513
Net depreciation in fair value of investments	(630,043)

Net investment loss	(534,598)

Contributions:
Participants	285,592
Employer	61,480

Total contributions	347,072

Transfers of participant account balances from affiliated plans	983,138

Total additions	795,612

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	249,119
Administrative expenses	594

Total deductions	249,713

NET INCREASE IN ASSETS	545,899

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,834,880

END OF YEAR	$2,380,779

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401 (k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004, was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary became an eligible participant on the later of (i) April 1, 2004 or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2008. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2008.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with IRS regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earning thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Loan Provisions – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The loans are secured by the balance in the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. Loan repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of loan are used to purchase the principle residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59  1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2008 and 2007, forfeited account balances amounted to $11,902 and $21,030, respectively. During 2008, $10,677 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $983,138 for the year ended December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants, which are secured by the borrowing participant’s vested account balance, are valued at outstanding loan balances, which approximate fair value.

One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $797,511 and $616,733 at December 31, 2008 and 2007, respectively. The average yield earned by the MLPT was 4.67% and 5.03% for the years ended December 31, 2008 and 2007, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants, was 3.97% and 4.78%, for the years ended December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2008, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. These amounts are allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments. There were no outstanding benefit payments due to participants at December 31, 2008 and $1,127 was outstanding at December 31, 2007.

Accounting Pronouncements Adopted During 2008

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan adopted SFAS No. 157 prospectively on January 1, 2008 as required, and it had no impact on the Plan’s financial statements at the time of adoption.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan adopted SFAS No. 159 on January 1, 2008, as required, and has elected not to apply the option to measure any assets at the time of adoption.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2008
Merrill Lynch Retirement Preservation Trust (a) (b)	$797,511
Davis NY Venture Fund	232,394
The Oakmark Equity and Income Fund	226,681
PIMCO Total Return Fund	225,528
Oppenheimer Capital Appreciation Fund	121,398
Loans to participants	127,616

2007
Merrill Lynch Retirement Preservation Trust (a) (b)	$616,733
Davis NY Venture Fund	277,492
PIMCO Total Return Fund	155,533
ING International Value Fund	92,319

( a)	Permitted party-in-interest
( b)	The contract value of Merrill Lynch Retirement Preservation Trust was $926,263 and $622,448 at December 31, 2008 and 2007, respectively.

During 2008, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value, as follows:

2008
Mutual funds	$(600,575)
Common/collective trusts	(25,321)
Common stock (a)	(4,147)

$(630,043)

( a)	Includes the common stock of Avis Budget Group, Inc. and Wyndham Worldwide Corp.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 8,494 and 112 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $12,506 and $6,047, respectively. During 2008 and 2007, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the rights to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$2,380,779	$1,834,880
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(128,753)	(5,715)

Net assets available for benefits per Form 5500	$2,252,026	$1,829,165

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the net loss per Form 5500:

Increase in net assets available for benefits per the financial statements		$545,899
Less:	Transfer of assets to the Plan (Reflected in line L- Transfer of assets-of Form 5500)	(983,138)
	December 31, 2008 adjustment for contract value to fair value for fully benefit-responsive investment contracts	(128,753)
Add:	December 31, 2007 adjustment for contract value to fair value for fully benefit-responsive investment contracts	5,715

Net loss per Form 5500		$(560,277)

8.	FAIR VALUE MEASUREMENTS

SFAS No. 157 requires disclosures about the Plan’s assets and liabilities that are measured at fair value on a recurring basis. In accordance with SFAS No. 157, the Plan classifies its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common-collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common-collective trusts for which quoted market prices are not readily available and participant loans, which are fully secured by the participant’s vested account balance, the principle and interest are repaid through payroll deductions and bear interest rates commensurate with prevailing market rates that market participants would use for similar assets, and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following table presents the Plan’s investments and assets measured at fair value on a recurring basis, as of December 31, 2008:

Asset Class	Level 1	Level 2	Total
Common stock	$5,946	$—	$5,946
Mutual funds	1,262,475	—	1,262,475
Common-collective trusts	—	843,978	843,978
Participant loans	—	127,616	127,616

Total	$1,268,421	$971,594	$2,240,015

9.	PROHIBITED TRANSACTIONS

During the plan year ending December 31, 2008, the Company was delinquent in remitting to the Trustee certain employee contributions totaling $304,166 within the time period set forth in the Department of Labor’s (“DOL”) plan asset regulation at 2510.3-102. As of January 31, 2009 all such delinquent participants’ contributions have been remitted to the Plan. In addition, participants will be credited with the amount of investment that would have been earned had the participant contributions been remitted on a timely basis.

******

Plan Number: 002

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	8,494		5,946
Oppenheimer International Growth Trust	Common/collective trust	901		8,469
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	926,264		797,511
* Merrill Lynch Equity Index Trust	Common/collective trust	1,832		20,241
Harding Loevner Emerging Markets Fund	Common/collective trust	3,088		17,757
Allianz CCM Capital Appreciation Fund	Registered investment fund	4,180		50,914
Davis NY Venture Fund	Registered investment fund	9,744		232,394
Harbor Small Capital Value Fund	Registered investment fund	6,022		79,844
Harbor Mid Capital Growth Fund	Registered investment fund	7,066		37,802
ING International Value Fund	Registered investment fund	10,578		99,966
Lord Abbett Bond Debenture Fund	Registered investment fund	1,134		6,621
MFS Value Fund	Registered investment fund	3,378		59,223
Oppenheimer Capital Appreciation Fund	Registered investment fund	4,212		121,398
PIMCO Total Return Fund	Registered investment fund	22,242		225,528
DWS RREEF Real Estate Fund	Registered investment fund	1,090		12,126
The Oakmark Equity and Income Fund	Registered investment fund	10,514		226,681
Vanguard Explorer Admiral Fund	Registered investment fund	448		17,572
Columbia Mid Capital Fund	Registered investment fund	1,048		8,859
American Growth Fund	Registered investment fund	4,087		83,547
* Various participants**	Participant loans			127,616
Cash and cash equivalents				—

Total				$2,240,015

*	Represents a permitted party-in-interest.
**	Maturity dates range from May 2009 to November 2013. Interest rates range from 5.0% to 9.25%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of common/collective trusts at fair value on this schedule.

Plan Number: 002

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4A—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2008

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Full Corrected Under VFCP and PTE 2002-51

$304,166		$304,166		$304,166

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc.
Retirement Savings Plan
for Bargaining Hourly Employees

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President,
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 26, 2009